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                            November 10, 2021

       Marc Lasky
       Chief Executive Officer
       Fernhill Corp
       3773 Howard Hughes Pkwy
       Suite 500s
       Las Vegas, NV 89169

                                                        Re: Fernhill Corp
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 27,
2021
                                                            File No. 024-11630

       Dear Mr. Lasky:

              We have reviewed your amended offering statement and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Description of Business, page 22

   1. We note your response to comment 2 and reissue. Please provide all of the disclosure required by Item 7 of
Form 1-A regarding your business, including your subsidiaries, and the business of the
entity that you seek to acquire. We note your disclosure on page 23 related to the
non-binding letter of intent from August 25, which you later state is expected to close on or
before November 15. Please update to reflect the current status.
                                                        To the extent the
agreement is now a binding, please identify the company, disclose whether it has
generated revenues, and the terms of the agreement or letter of intent.
                                                        Additionally, please
file the letter as an exhibit.
 Marc Lasky
Fernhill Corp
November 10, 2021
Page 2


        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameMarc Lasky
                                                        Division of Corporation
Finance
Comapany NameFernhill Corp
                                                        Office of Real Estate &
Construction
November 10, 2021 Page 2
cc:       Jeff Turner, Esq.
FirstName LastName